Mail Stop 4561

December 2, 2008

Michael F. Koehler
Chief Executive Officer
Teradata Corporation
2835 Miami Village Drive
Miamisburg, OH 45342

      **Re:    Teradata Corporation**
             **Form 10-K for Fiscal Year Ended December 31, 2007**
             **Filed March 3, 2008**
             **Form 10-Q for Fiscal Quarter Ended March 31, 2008**
             **Filed May 15, 2008**
             **Form 10-Q for Fiscal Quarter Ended September 30, 2008**
             **Filed November 12, 2008**
             **File No. 001-33458**

Dear Mr. Koehler:

We have reviewed the above-referenced filings and have the following comments. If indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with supplemental information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Item 1. Business, page 4

General

1.      We note that 25% of your 2007 revenues were derived from sales in your Europe, Middle East and Africa segment. Syria, Iran, and Sudan have been identified as state sponsors of terrorism by the U.S. Department of State, and are subject to

U.S. economic sanctions and export controls. Tell us whether you have any past, current, and anticipated operations in, or other contacts with, Syria, Iran, and Sudan, and if so, please describe them. Your response should include descriptions of contacts through subsidiaries, joint ventures or distributors, or other indirect arrangements, if any.

2.  In future filings, ensure that you have provided all of the information required by Item 101(c)(1)(xii) of Regulation S-K regarding the material effects that compliance with federal, state and local environmental laws may have upon your capital expenditures, earnings and competitive position. We note your statement in the risk factor entitled "Environmental Liabilities…," on page 20 that you are subject to a wide range of environmental laws and that your product distribution, logistics and waste management costs may increase and may adversely impact your financial condition as a result of compliance with certain environmental laws.

Item 3.  Legal Proceedings, page 27

3.  In future filings, ensure that you have provided all of the information required by Item 103 of Regulation S-K. We note that you are involved in a lawsuit in regard to the False Claims Act. Identify the court where the proceeding is pending, the date instituted, the principal parties, the factual basis alleged to underlie the proceeding and the relief sought.

4.  We note that you have conducted your own internal investigation related to the False Claims lawsuit and have reported questionable conduct to the Department of Justice. We note that in the second quarter of 2008 you increased the reserve with respect to this claim. Please explain to us the circumstances that led to this increase.

Item 7.  Management's Discussion and Analysis of Financial Condition and Results of Operations

Future Trends, page 31

5.  We note your general discussion and your statement that your outlook remains positive. In future filings, please expand your discussion to provide insight into not only material opportunities, but also challenges and risks, such as those presented by known material trends and uncertainties, on which the company's executives are most focused for both the short and long term. See Section III.A of SEC Release 33-8350 (Nov. 29, 2003).

As one example, we note that sales of your products have been decreasing as a percentage of revenue, while sales of services have been increasing as a percentage of revenue. We also note that your services have lower margins. Explain the terms of your service agreements with your customers, the reasons why customers would purchase your products versus your services, why your product sales are decreasing as a percentage of revenue, how this will impact future results, and if you expect this trend to continue. As another example, in your Form 10-Q for the quarter ended September 30, 2008, you indicate that there is a risk pricing pressure could occur in the future. Expand your discussion to specify whether this applies to your products or services, why you think this could occur, how it will impact your operations and how you plan to address any impacts.

Results From Operations for the Years Ended December 31, 2007, 2006 and 2005, page 32

6.      In this section, you sometimes refer to two or more factors that contributed to material changes over the reported periods. In future filings, revise to quantify the amount of the changes contributed by each of the factors or events that you identify as they relate to revenues, operating expenses and other income or expenses. Instead of simply using the term "primarily" to describe changes, quantify the amount of the change that is attributable to the primary source you identify. See Section III.D of SEC Release 33-6835 (May 18, 1989). As an example, you indicate that product revenue increased 10% in 2007 from 2006 primarily due to capacity expansions and technology upgrades by existing customers and well as new customers, and that service revenue increased 11% in 2007 from 2006 driven by strong growth in both professional services and annuity support services. Quantify the amounts by which sales increased to new and existing customers and the amounts by which sales of professional services and annuity support services increased.

7.      We note that you refer to "annuity" support services in your discussion of service revenue increases. Consider adding disclosure to your future filings that specifically identifies the services that you consider to be annuity services and allows readers to understand the typical length of the annuities. As part of your disclosures, consider including a discussion of the percentage of customers that renew.

Item 8.  Financial Statement and Supplementary Data

Note 1.  Description of Business, Separation, Basis of Presentation and Significant Accounting Policies

Revenue Recognition, page 49

8.      In your future filings, please include specific disclosures regarding how you evaluate whether fees due from resellers are fixed or determinable.  We note that such transactions were the source of the recent revenue error that was material to the first quarter of 2007.

Note 10.  Commitments and Contingencies

Contractual and Other Commercial Commitments, page 69

9.      We note your disclosure regarding lease obligations which indicates you have leases on facilities in various domestic and international locations, as well as on properties currently owned by NCR and partially utilized by the company.  Please tell us how you have considered the disclosure requirements of paragraph 16 of SFAS 13.

Part III – Incorporated from Definitive Proxy Statement Filed March 3, 2008

Election of Directors, page 7

10.     In future filings, please eliminate any gaps for the past five years in the biographies of the executive officers and directors.  For example, specify for how long Mr. Prahalad has been with the University of Michigan, what Mr. Ringler did after he left Illinois Tool Works in 2004 until he joined NCR in March 2005, what Mr. Boykin has done since he left CSC in June 2003, and what Mr. Lund did after he left Mariner Health Care in 2004 until he joined DemandTec in December 2006.

Item 11.  Executive Compensation

Compensation Discussion and Analysis

Annual Incentives

The Annual Incentive Program, page 21

11.     We note your discussion of the annual incentive target award opportunities for Messrs. Koehler, Langos, Harrington and Fair in this section and on pages 32 to

34 as well as your discussion of the Business Performance Plan on page 35. We also note that NEOs received bonuses under the MIP and BPP for 2007. In future filings, explain for each NEO the reasons for the amount of each element of compensation awarded to him, including a discussion of whether the targets were met and by what margin they were, or were not, met. Describe the accomplishments that resulted in the awards to enable shareholders to better understand the nature of the accomplishments and how they benefited the company.

Long-Term Incentives, page 24

12. In future filings, quantify the total value established for the long-term incentives awarded to each NEO and explain how such amounts were determined. Refer to Item 402(b)(1(v) of Regulation S-K.

Grants of Plan-Based Awards

2007 Non-Equity Incentive Plan Awards

Management Incentive Plan, page 32

13. We note your detailed discussion of the target opportunities for Messrs. Koehler and Langos. It does not appear that similar disclosure was provided for Messrs. Harrington and Fair. Please advise.

14. Ensure that in future filings, to the extent non-GAAP measures are used as targets or otherwise referred to in determining levels of executive compensation, you should explain how each non-GAAP amount is calculated from your audited financial statements. Refer to Instruction 5 of Instructions to Item 402(b) of Regulation S-K.

Item 15. Exhibits, Financial Statement Schedules, page 77

15. We note your disclosure in your definitive proxy statement that you signed offer letters with each of your NEOs in connection with the spin-off. However, it appears that you have not filed the letters for Messrs. Langos, Harrington and Fair. Please promptly file these letters, or provide us with your analysis as to why they are not required to be filed under Item 601(b)(10)(iii)(A) of Regulation S-K.

Form 10-Q for Fiscal Quarter Ended March 31, 2008

Item 1.  Financial Statements

Note 2.  Revision of Prior Period Financial Statements, page 6

16.     We note that you restated your financial statements related to the first quarter of
        2007.  Please explain to us why you did not file an Item 4.02 Form 8-K.  As you
        have restated financial statements that were filed under Regulation S-X, it is
        unclear to us how you complied with Item 4.02(a) of the form.  Note that
        disclosure in your periodic reports would not be sufficient as explained in
        Question 101.01 of our *Compliance and Disclosure Interpretations related to
        Exchange Act Form 8-K* at http://www.sec.gov/divisions/corpfin/gudiance/8-
        kinterp.htm.  This guidance clearly states that "all Item 4.01 and Item 4.02 events
        must be reported on Form 8-K."

Form 10-Q for Fiscal Quarter Ended September 30, 2008

Management's Discussion and Analysis of Financial Condition and Results of Operations

Results of Operations for the Three Months Ended September 30, 2008 Compared to the
Three Months Ended September 30, 2007

Gross Margin, page 18

17.     We note your statement that gross margins increased in the reporting period due
        to an improved "deal mix."  In future filings, avoid the use of jargon and explain
        the meaning of this term.

* * * * * * *

        Please respond to these comments within 10 business days or tell us when you
will provide us with a response.  Please submit all correspondence and supplemental
materials on EDGAR as required by Rule 101 of Regulation S-T.  If you amend your
filings, you may wish to provide us with marked copies of any amendment to expedite
our review.  Please furnish a cover letter that keys your response to our comments and
provides any requested information.  Detailed cover letters greatly facilitate our review.
Please understand that we may have additional comments after reviewing any
amendment and your response to our comments.

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision.  Since the company and its

management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comments, please provide, in writing, a statement from the company acknowledging that:

- the company is responsible for the adequacy and accuracy of the disclosure in the filing;

- staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

- the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in our review of your filing or in response to our comments on your filing.

You may contact Jennifer Fugario, Staff Accountant, at (202) 551-3482 if you have any questions regarding comments on the financial statements and related matters. Please address questions regarding all other comments to Donna Levy, Staff Attorney, at (202) 551-3292 or Mark P. Shuman, Branch Chief - Legal, at (202) 551-3462. If you need further assistance, you may contact me at (202) 551-3451.

Sincerely,

Mark Kronforst
Accounting Branch Chief